EXHIBIT 99.1

This release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or for dissemination in the United States.

Quest Rare Minerals Ltd.

QUEST RARE MINERALS COMPLETES FULLY-SUBSCRIBED

$2.7 MILLION PRIVATE PLACEMENT

–        Issues $2.2 million in “flow-through” shares and $506,000 in “hard-dollar” units

Toronto, July 25, 2013 – Quest Rare Minerals Ltd. (TSX; NYSE MKT: QRM) is pleased to announce that it has completed a fully-subscribed private placement by issuing 4,065,360 “flow-through” shares at a price of $0.55 per share, for gross proceeds to Quest of $2,235,948, and 1,012,000 “hard-dollar” units at a price of $0.50 per unit, for gross proceeds to Quest of $506,000. The total gross proceeds from the private placement are $2,741,948.

Each of the “hard-dollar” units is comprised of one common share and one-half of a common share purchase warrant. Each of the full warrants entitles its holder to acquire one additional common share of Quest at a price of $0.80 until January 25, 2015, 18 months from the closing date of the private placement. If at any time prior to the expiry date of the warrants, the volume weighted average price of Quest’s common shares on the Toronto Stock Exchange exceeds $1.20 for a period of not less than 20 consecutive trading days, Quest may reduce the period during which the warrants may be exercised, such that the warrants will expire on the date which is 30 days after the date on which Quest sends a notice to warrant holders.

Quest will use the proceeds from the issuance of the “flow-through” shares for exploration on its properties in Québec, and will use the net proceeds from the issuance of the “hard-dollar” units for working capital. Purchasers of the “flow-through” shares will be entitled to claim a 100% deduction of the amount of their subscription for Canadian federal and Québec provincial income tax purposes, for the 2013 taxation year, and individual purchasers will be entitled to claim an additional 15% federal investment tax credit in respect of such expenditures. Individual purchasers of “flow-through” shares resident in Québec will be entitled to two additional deductions of 25% each.

Jones, Gable & Company Limited acted as lead agent for the private placement. In connection with the private placement, Quest granted compensation options to Jones, Gable and other selling agents, entitling them to acquire a maximum of 203,094 common shares at a price of $0.50 per share until January 25, 2015, 18 months from the closing date of the private placement.

The securities issued by Quest in the private placement are subject to a four-month “hold period” under applicable Canadian securities legislation, which expires on November 26, 2013.

Following the closing of the private placement, Quest has 67,237,044 issued and outstanding common shares.

About Quest Rare Minerals

Quest Rare Minerals Ltd. (“Quest”) is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. Quest is publicly listed on the TSX and NYSE MKT as “QRM” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and the Misery Lake areas of northeastern Québec. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. Quest has filed a National Instrument 43-101 Indicated and Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America.

Forward-Looking Statements

This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of Quest, or the assumptions underlying any of the foregoing. In this news release, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits Quest will derive. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond Quest’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under “Risk Factors” in Quest’s annual information form dated January 25, 2013, and under the heading “Risk Factors” in Quest’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2012, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. Quest does not intend, nor does Quest undertake any obligation, to update or revise any forward-looking information or statements contained in this news release to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.

For further information please contact:

Peter J. Cashin

President & CEO

Tel: (416) 916-0777 or 1-877-916-0777

Fax: (416) 916-0779

E-mail: info@questrareminerals.com

URL: www.questrareminerals.com